

February 18, 2016

Via E-mail
Mr. David A. Brooks, Esq.
Chief Operating Officer/General Counsel
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Prime, Inc.**
> **Soliciting material pursuant to Rule 14a-12**
> **Filed February 18, 2016**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments.

General

1. Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the following assertions, and characterize them and all similar statements as beliefs in future filings:

    - "Sessa has decided to wage a frivolous … letter writing campaign to the Company's regulators and file a meritless lawsuit in Maryland."
    - "These tactics are not in the best interest of all shareholders because they serve mainly to distract the Board's … and management's attention…."
    - "Sessa is disrupting the strategic review process in order to advance its own short-term objectives, regardless of whether they are in the best interest of the Company or its shareholders."
    - "Sessa also makes several fundamentally misleading statements in its proxy filing."

2. We note the statement that the calculation of the termination fee has remained unchanged since the time of Ashford Prime's spinoff from Ashford Hospitality Trust. Please clarify your disclosure on this point. We note a Form 8-K filed on May 14, 2014 stating that the termination fee was amended at that time to provide that under certain circumstances it would be calculated based on the net earnings of the advisor, plus a gross-up amount for assumed tax liability, based on an assumed tax rate of 40%.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Richard M. Brand, Esq.
        Cadwalader, Wickersham & Taft LLP